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                                                                      EXHIBIT 99

                        SYNERGEN DEVELOPMENT CORPORATION
                                1885 33rd Street
                          Boulder, Colorado 80301-2546
                                  303-938-6200
                                303-441-5535 FAX

February 1, 1995

Dear Partner in Synergen Clinical Partners, L.P.:

     We are writing you to describe how the acquisition of Synergen affects your investment in Synergen Clinical Partners, L.P. (the "Partnership").

     On December 29, 1994 a subsidiary of Amgen completed the acquisition of Synergen for $9.25 per share, in cash. As a result, Synergen became a wholly-owned subsidiary of Amgen, and is being renamed Amgen Boulder Inc. Synergen Development Corporation, the general partner of the Partnership, will remain a wholly-owned subsidiary of Amgen Boulder Inc.

     The Synergen warrants you were issued in connection with your purchase of a limited partnership unit now represent, upon exercise and payment of the current per share exercise price ($15.69 per warrant share until February 29, 1996; $17.69 thereafter), the right to receive the merger consideration of $9.25 in cash per warrant share.

     The Partnership's rights to benchmark payments and royalties related to commercial development of interleukin-1 receptor antagonist (IL-1ra) were not changed by the acquisition. Descriptions of those payments and royalties are included in the January 4, 1991 Agreement of Limited Partnership which you received when you purchased your limited partnership unit.

     A number of partners have inquired about possible tax losses a result of the acquisition. Because individual tax situations vary, it is not possible to provide any guidance on this issue. You should consult with your tax advisor to determine what options are available to you. For your convenience, a copy of the tax opinion on the original transaction is enclosed.

     A number of other inquiries were also made as to whether the acquisition resulted in changes in the development plans for IL-1ra. At this point in time the Amgen Boulder Inc. research and clinical staffs are reviewing the plans for all of Synergen's product candidates, including IL-1ra. The team expects to complete the review within a few months. For now, the Il-1ra rheumatoid arthritis trial in Europe is continuing. Any material change in that trial will be communicated to you in the regular reports you receive from the Partnership.

     We appreciate your patience during this transition period. If you have any questions regarding this letter or any other Partnership issue, please feel free to contact Sarah Crampton, Director of Investor Relations for Amgen Boulder Inc., at (805) 447-3352, or Robin Stanley of Paine Webber Incorporated at (800) 433-8901.

                                          Very Truly Yours,

                                          Synergen Development Corporation
                                          General Partner of Synergen Clinical
                                          Partners, L.P.